Mail Stop 4561

      April 13, 2006

Steven C. Voorhees
Senior Vice President and
Chief Financial Officer
Rock-Tenn Company
504 Thrasher St.
Norcross, GA  30071

	Re:	Rock-Tenn Company
   Form 10-K for the Fiscal Year Ended
   September 30, 2005
		Filed December 19, 2005
		Form 10-Q for the Quarterly Period Ended
		December 31, 2005
   Form 8-K Filed January 26, 2006
		File No. 001-12613

Dear Mr. Voorhees:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-Q For the Quarterly Period Ended December 31, 2005

Note 8. Share-Based Compensation, page 9

1. We note in your disclosure regarding the adoption of SFAS
123(R)
that you chose the modified prospective method. We also note in your disclosure your statement that the financial statements for prior periods have been restated. Tell us why you restated the prior period financial statements if you chose to use the modified prospective method of adopting SFAS 123(R) and provide us with the detail of the amounts recorded.

2. We also note that you adopted SFAS 123(R) in the interim period ended December 31, 2005. Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all disclosures required by paragraphs A240-242 of Statement
123R. In this regard, tell us specifically how you considered including the disclosures required by paragraphs A240(b)(2) as it relates to nonvested options. If you determine that you have not provided the required disclosures of this bulletin, tell us how you intend to comply with this bulletin.

Form 8-K filed January 26, 2006

3. We note your use of the non-GAAP measure, "Credit Agreement EBITDA" in the Form 8-K noted above which excludes a number of items.
Tell us how you considered Question 8 of Frequently Asked
Questions
Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation
S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of items, especially since these measures appear to be used to evaluate performance. Your current disclosure states that this non-GAAP measure is used to evaluate financial condition and provides a more complete understanding of financial condition and liquidity. Please note that a measure of liquidity should be reconciled to cash flows from operations rather than net income and if you believe this non-
GAAP measure is a measure of liquidity, tell us how you considered reconciling this non-GAAP measure to cash flows from operations. Additionally, your statement that the non-GAAP measure provides a more complete understanding of your financial condition and liquidity appears to imply that GAAP financial measures are not complete measures of financial condition and liquidity.

4. Additionally, tell us specifically what types of charges, including the specific amounts, are included in "additional permitted charges" in your calculation of "Credit Agreement EBITDA."

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

Steven C. Voorhees
Rock-Tenn Company
April 13, 2006
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